[LOGO]Celanese

                                   Celanese AG        Corporate Center
                                   Media Relations    Frankfurter
                                                      Strasse 111
Press Information                                     61476
                                                      Kronberg/Ts.
                                                      Germany
Celanese Management Board reaches decisions after
Blackstone tender offer is consummated                Europe:
                                                      --------
     o    Plan to appoint new shareholder             Michael Kraft
          representatives on Supervisory Board        Phone: +49
                                                      (0)69/30514072
     o    Approval for de-listing of Celanese AG      Telefax: +49
          shares from New York Stock Exchange         (0)69/305 36787
                                                      Email:
     o    Authorization of preparing a domination     M.Kraft@celanese.com
          agreement with Blackstone
                                                      Phillip Elliott
                                                      Phone: +49
Kronberg, Germany - (CZZ: FSE; CZ: NYSE):             (0)69/305 33480
Celanese announced today that the Board of            Telefax: +49
Management decided to have new shareholder            (0)69/305 36784
representatives appointed by court order. The         Email:
current members of the Supervisory Board elected      P.Elliott@celanese.com
by the shareholder meeting have resigned with
effect prior to the company's annual general          USA:
meeting on June 15. This decision reflects the        -----
changed shareholder structure of Celanese AG as       Vance Meyer
the takeover offer by Blackstone was accepted by      Phone: +01 (972)
84.32% of the Celanese shareholders. The              443 4847
shareholder representatives to be newly               Telefax: +01
appointed are the following: Chinh Chu (Senior        (972) 443 8519
Managing Director, The Blackstone Group),             Email:VNMeyer@celanese.com
Cornelius Geber (formerly Member of the Board of
Management of Kuehne und Nagel), Benjamin             Date: April 28, 2004
Jenkins (Principal, The Blackstone Group), Dr.
Hanns Ostmeier (Senior Managing Director, The
Blackstone Group Deutschland GmbH), Dr. Ron
Sommer (formerly Chairman of the Board of
Management of Deutsche Telekom) and Dr. Bernd
Thiemann (formerly Chairman of the Board of
Management of DZ-Bank).

                                                [LOGO]Celanese

Page: 2 of 2


In a reaction to substantially decreased trading volumes at the New York Stock Exchange, the Board of Management also authorized the submission of all filings with the NYSE and the U.S. Securities and Exchange Commission necessary to de-list the company's shares from the NYSE. The trading of the company's shares on the NYSE is expected to cease in the second quarter of 2004.

Celanese AG's Board of Management further authorized taking all necessary actions to enter into a domination and profit and loss transfer agreement (Beherrschungs- und Ergebnisabfuehrungsvertrag) with BCP Crystal Acquisition GmbH & Co. KG , an indirect wholly-owned subsidiary of Blackstone Crystal Holdings Capital Partners IV Ltd. The agreement is subject to approval by Celanese AG's Supervisory Board and the affirmative vote of at least 75% of the share capital represented at an extraordinary shareholders' meeting of Celanese AG, which is expected to be convened in the third quarter of 2004.

Celanese AG is a global chemicals company with leading positions in its key products and world class process technology. The Celanese portfolio consists of four main businesses: Chemical Products, Acetate Products, Technical Polymers Ticona and Performance Products. The Performance Products business consists of Nutrinova sweeteners and food ingredients. Celanese generated sales of around E4.1 billion in 2003 and has about 9,500 employees. The company has 24 production plants and six research centers in 10 countries mainly in North America, Europe and Asia. Celanese AG shares are listed on the Frankfurt stock exchange (stock exchange symbol CZZ) and on the New York Stock Exchange (symbol
CZ). For further information please visit our website (www.celanese.com)

Forward-looking statements (statements which are not historical facts) in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including those risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission, copies of which are available from the Company.